
11007975

Received SEC
JUN 28 2011
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to ______________

Commission file number 333-130203

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

Date: 6/28, 2011

By: 

Albert E. Gossweiler, Senior Vice President
Plan Administrator

EXHIBIT 1

FINANCIAL STATEMENTS

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009


ParenteBeard
CONFIDENCE THROUGH CLARITY

Kearny Federal Savings Bank Employees' Savings and Profit Sharing and Trust

Table of Contents
December 31, 2010 and 2009



Report of Independent Registered Public Accounting Firm

Trustees
Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

We have audited the accompanying statement of net assets available for plan benefits of Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversights Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Clark, New Jersey
June 28, 2011

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

Statement of Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Assets		
Investments at fair value:		
Investment in mutual funds, short-term fund	$ 24,289	$ 7,204
Employer common stock	4,546,915	4,960,532
Interest in common/collective trusts:		
Conservative Strategic Balanced SL Fund	187,093	153,811
Moderate Strategic Balanced SL Fund	364,105	271,371
Aggressive Strategic Balanced SL Fund	130,890	101,787
S&P 500 Index SL Series Fund - Class 1	665,742	515,183
Invesco Stable Value Fund	593,908	512,072
S&P Midcap Index SL Series Fund - Class 1	891,402	621,101
S&P Large Cap Value Index SL Fund Class 1	375,599	158,392
S&P Large Cap Growth Index SL Fund Class 1	624,171	479,275
Russell Small Cap Index SL Series Fund - Class 1	418,932	283,024
NASDAQ 100 Index Non-Lending Fund Series A	374,419	232,727
International Index SL Series Fund - Class A	252,118	202,544
Long U.S. Treasury Index SL Series Fund - Class 1	366,220	337,973
Tuckerman REIT Index Non-Lending Series Fund - Class A	257,279	150,090
Short-Term Investment Fund - Class A	774,077	985,493
Target Retirement Funds-Class A -2010-2050	7,805	-
Aggregate Bond Fund	25	-
Total investments	10,854,989	9,972,579
Participant loans receivable	612,506	412,002
Dividends receivable	26,641	24,606
Due from broker for sales of investments	3,360	4,018
Total assets	11,497,496	10,413,205
Liabilities		
Due to broker for purchase of investments	20,527	6,443
Total liabilities	20,527	6,443
Net assets available for benefits at fair value	11,476,969	10,406,762
Adjustments from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	13,603	11,280
Net assets available for plan benefits	$ 11,490,572	$ 10,418,042

See notes to financial statements

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Plan Benefits
December 31, 2010 and 2009

	2010	2009
Changes to Net Assets Attributed to		
Investment income (loss):		
Interest	$ 24,039	$ 21,373
Net depreciation in fair value of investments	(39,790)	(678,996)
Dividends	103,552	123,215
Total investment income (loss)	87,801	(534,408)
Less: Investment expenses	(4,140)	(3,240)
Net investment income (loss)	83,661	(537,648)
Contributions and transfers:		
Participants	912,169	881,328
Employer	392,110	343,067
Transfers in	106,720	-
Total contributions	1,410,999	1,224,395
Net changes	1,494,660	686,747
Deductions from Net Assets Attributed to		
Benefits paid to participants	(380,304)	(295,818)
Administrative expenses	(41,826)	(23,079)
Total deductions	(422,130)	(318,897)
Net increase in net assets available for benefits	1,072,530	367,850
Net Assets Available for Plan Benefits		
Beginning of year	10,418,042	10,050,192
End of year	$ 11,490,572	$ 10,418,042

See notes to financial statements

1. Description of the Plan

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Participation

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Contributions and Participants Accounts

Kearny Federal Savings Bank ("Employer Company") has voluntarily agreed to make a matching contribution to 100% of the participant's salary deferral contributions, up to a maximum of 3% of the participant's compensation. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which will not be matched by the Employer Company beyond the extent noted above. Compensation includes total remuneration paid including wages, overtime and commissions.

Each participant's account is credited with the participant's contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company's contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting

Participants are 100% vested immediately in both the employee and employer contributions and actual earnings thereon. The employee salary deferral and rollover contribution accounts are 100% vested at all times.

Retirement

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period. Normal retirement age is 65.

Disability Retirement

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death

Upon death, the value of a participant's account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant's death.

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:

Common/Collective Trusts

1. Conservative Strategic Balanced SL Fund offers a broad diversification and a disciplined rebalancing process by investing approximately 75% U.S. bonds, 20% U.S. stocks and 5% in international stocks.

2. Moderate Strategic Balanced SL Fund portfolio is for the investor with a "moderate" risk profile. The fund invests in a diversified portfolio of approximately 45% U.S. stocks, 10% in international stocks and 45% of the Fund U.S. fixed income funds.

3. Aggressive Strategic Balanced SL Fund portfolio is for the investor with an "aggressive" risk profile. The fund invests primarily in stocks. The fund portfolio is divided among approximately 70% U.S. stocks, 15% in international stocks and 15% in U.S. bonds.

4. S&P 500 Index SL Series Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to the stocks of large U.S. companies. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term.

5. S&P Large Cap Value Index SL Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to large U.S. value stocks. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Value Index over the long term.

6. S&P Large Cap Growth Index SL Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to stocks of large U.S. companies considered to have above average growth potential. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Growth Index over the long term.

7. S&P Midcap Index SL Series Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies. This Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P MidCap 400 Index over the long term.

8. Russell Small Cap Index Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to stocks of small U.S. companies is intended for medium to long-term investors seeking the potential high return from investing in smaller U.S. companies. The Funds seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

9. NASDAQ 100 Index Fund-Class A - The Fund seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the NASDQ Stock Market. The Funds seeks an investment return that approximates as closely as practicable, before expenses, the performance of the NASDQA-100 Index over the long term.

10. International Index SL Series Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australasia and Far East Asia. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.

11. Tuckerman REIT Index Non-Lending Series Fund - Class A - The Fund seeks to offer broad, low cost exposure to the U.S. commercial real estate securities market. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones U.S. Select Index over the long term.

12. Short-term Investment Fund - The Fund seeks to offer safety of principal and a competitive yield to maximize current income. The fund invests in a diversified portfolio of U.S. dollar-denominated securities.

13. Invesco Stable Value Trust - The primary investment objective of the Fund will be to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

14. U.S. Long Treasury Index SL Series Fund Class 1 - The Fund seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years. The Fund seeks an investment return that approximates as closely as possible, before expenses, the performance of the Barclays Capital U.S. Long Treasury Bond Index over the long term.

15. Target Retirement Funds 2010-2050 Class A - The Funds seek to offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement. Each Fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes. Each fund is managed to a specific retirement year (target date) included in its name.

16. U.S. Bond Index SL Series Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to the overall U.S. bond market. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.

Mutual Fund - This fund is held in a short-term mutual fund until investment trades can be placed.

Employer Stock Fund - The Employer Stock Fund consists primarily of Kearny Financial Corp. common stock, the parent of the Sponsor Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant's share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

Plan Merger

Effective November 30, 2010 Kearny Financial Corp ("Kearny") and its wholly owned subsidiary, Kearny Federal Savings Bank ("Kearny Bank") acquired Central Jersey Bancorp ("Central Jersey") by merger. On December 28, 2010 the Central Jersey participant loan balances totaling $106,720 were transferred into the Kearny 401-K Plan. The remaining Central Jersey 401-K Plan assets totaling $3,137,072 were transferred to Kearny Plan in March 2011. The management of the Company and the legal counsel for Kearny Plan believes that the Plan merger was a tax exempt transaction under the applicable provisions of the IRC and, therefore is not subject to federal income tax.

2. Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust (the "Plan") are prepared on the accrual basis of accounting.

As described in Accounting Standards Codification Topic 962, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through common / collective trust funds. The contract values for these common / collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the common / collective trust fund as well as the adjustment of the investment in the common / collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

Valuation of Investments

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and (depreciation) includes gains and losses on investments brought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Payments of Benefits

Benefit payments are recorded when paid.

Administrative Costs

Significant administrative costs of the plan have been absorbed by Kearny Federal Savings Bank, the Plan sponsor. Such costs are primarily related to audit fees and the use of sponsor company personnel to administer and account for the Plan.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

The Plan adopted guidance on accounting for uncertain tax positions during the year ended December 31, 2009. The adoption did not have an impact on the Plan's net assets available for plan benefits or change in net assets available for plan benefits.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts are reclassified to conform with the current year's presentation.

New Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2010-06 "Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements", ("ASU 2010-06"), which provides a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010.

Adoption of ASU 2010-06 had no material impact on the Plan's financial statements but expanded disclosures about certain fair value measurements.

In September 2010, FASB issued Accounting Standards Update No. 2010-25 "Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans," ("ASU 2010-25"), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.

3. Fair Value Measurements

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America. FASB ASC Topic 820, Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. Should the asset or liability have a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common-collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.

Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds - Valued at the net asset value ("NAV") of shares held by the plan at year end.

Stable Value Fund - Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Short term funds	$ 24,289	$ -	$ -	$ 24,289
Common/collective trust funds:				
Balanced	-	682,088	-	682,088
Growth	-	624,171	-	624,171
Fixed income	-	2,978,212	-	2,978,212
Real estate	-	257,279	-	257,279
U.S. Government securities	-	366,220	-	366,220
Short-term debt	-	774,077	-	774,077
Other	-	601,738	-	601,738
Common stocks:				
Financial	4,546,915	-	-	4,546,915
	$ 4,571,204	$ 6,283,785	$ -	$ 10,854,989

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Short term funds	$ 7,204	$ -	$ -	$ 7,204
Common/collective trust funds:				
Balanced	-	526,969	-	526,969
Growth	-	479,275	-	479,275
Fixed income	-	2,012,971	-	2,012,971
Real estate	-	150,090	-	150,090
U.S. Government securities	-	337,973	-	337,973
Short-term debt	-	985,493	-	985,493
Other	-	512,072	-	512,072
Common stocks:				
Financial	4,960,532	-	-	4,960,532
	$ 4,967,736	$ 5,004,843	$ -	$ 9,972,579

4. Related Party Transactions

The plan owns shares of Kearny Financial Corp. common stock. The Sponsor Company pays for fees for accounting and other administrative services. In addition, participants pay for administrative fees and loan fees to Reliance Trust, Pentegra, and State Street Investor Services.

5. Investments

The following table presents the fair values of investments. **

Investments at December 31, 2010 and 2009 consist of the following: (Investments that represent 5% or more of net assets are separately identified.)

	2010	2009
Employer common stock	$ 4,546,915	$ 4,960,532
Short-term investment fund	774,077	985,493
S&P Midcap Index SL Series Fund-Class A	891,402	621,101
S&P Flagship Series Fund-Class A	665,742	- *
S&P Large Cap Growth Index SL Fund-Class 1	624,171	- *
Invesco Stable Value Fund	593,908	- *
Other	2,758,774 *	3,405,453 *
	$ 10,854,989	$ 9,972,579

* Investments are less than 5% of net assets at the indicated date.
** See Note 3 for fair value measurement.

The net appreciation (depreciation) in fair market value of investments (including gains and losses on investments brought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2010	2009
Employer common stock	$ (751,890)	$ (1,307,658)
Common/collective trusts	712,100	628,662
	$ (39,790)	$ (678,996)

6. Participant Loans

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant's account. Interest rates charged on participant loans range between 4.25% and 9.25%. Participant loan balances at December 31, 2010 and 2009, and totaled $612,506 and $412,002, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Income Tax Status

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter dated March 7, 2002, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9. Risks and Uncertainties

The plan holds investments in Kearny Financial Corp. common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for plan benefits according to the financial statements consists of the following as of December 31:

	2010	2009
Net assets available for plan benefits per the financial statements	$ 11,490,572	$ 10,418,042
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,603)	(11,280)
Net assets available for benefits per the Form 5500	$ 11,476,969	$ 10,406,762

The plan's investment in the State Street Investors Short-Term Investment Fund, which was $985,493 at December 31, 2010, has been classified as common/collective trust funds in these financial statements. This investment was classified as cash in the Form 5500.

A reconciliation of investment loss according to the financial statements consists of the following:

	2010	2009
Investment gain (loss) per the financial statements	$ 1,072,530	$ 367,850
Adjustment from fair value to contract value for full benefit-responsive investment contracts	(2,323)	(5,870)
Investment gain (loss) per the Form 5500	$ 1,070,207	$ 361,980

Kearny Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2010 and 2009

(a)	Identity of Issuer or Borrower (b)	Description (c)	** Cost (d)	Fair Value (e)
	Mutual Fund:			
*	State Street Investors (SSG)	Short-Term Fund	N/A	$ 24,289
*	Kearny Financial Corp	Employer common stock	N/A	4,546,915
	Common/Collective Trusts:			
*	State Street Investors (SSG)	Conservative Strategic Balanced SL Fund	N/A	187,093
*	State Street Investors (SSG)	Moderate Strategic Balanced SL Fund	N/A	364,105
*	State Street Investors (SSG)	Aggressive Strategic Balanced SL Fund	N/A	130,890
*	State Street Investors (SSG)	S&P 500 Flagship SL Series Fund - Class A	N/A	665,742
*	State Street Investors (SSG)	Invesco Stable Value Fund	N/A	593,908
*	State Street Investors (SSG)	S&P Midcap Index SL Series Fund - Class A	N/A	891,402
*	State Street Investors (SSG)	S&P Value Index SL Fund Series A	N/A	375,599
*	State Street Investors (SSG)	S&P Growth Index SL Fund Series A	N/A	624,171
*	State Street Investors (SSG)	Russell 2000 Index SL Series Fund - Class A	N/A	418,932
*	State Street Investors (SSG)	NASDAQ 100 Index Non-Lending Fund Series A	N/A	374,419
*	State Street Investors (SSG)	Daily EAFE Index SL Series Fund - Class T	N/A	252,118
*	State Street Investors (SSG)	Long U.S. Treasury Index SL Series Fund - Class A	N/A	366,220
*	State Street Investors (SSG)	REIT Index Non-Lending Series Fund - Class A	N/A	257,279
*	State Street Investors (SSG)	Short-term Investment Fund	N/A	774,077
*	State Street Investors (SSG)	Target Retirement Funds 2010-2050	N/A	7,805
*	State Street Investors (SSG)	Aggregate Bond Fund	N/A	25
*	Participant Loans	Participant Loans	-	612,506
				$ 11,467,495

* Party-in-interest.

** Historical cost has not been presented since all investments are participant-directed

EXHIBIT 2

Consent of ParenteBeard LLC



Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Kearny Financial Corp. on Form S-8 of our report dated June 28, 2011, appearing in this Annual Report on Form 11-K of Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2010.

ParenteBeard LLC

Clark, New Jersey
June 28, 2011